Exhibit 12.1

LeCroy Corporation

Ratio of Earnings to Fixed Charges (1)

(dollar amounts in thousands except for ratio)

	Three Quarters Ended	For the Years Ended
	April 2, 2011	July 3, 2010	June 27, 2009 (As Adjusted) (2)(3)	June 28, 2008 (As Adjusted) (3)	June 30, 2007 (As Adjusted) (2)(3)	July 1, 2006
Earnings, as defined:
(Loss) income before income taxes	$(1,115)	$553	$(109,582)	$(1,158)	$(17,418)	$10,036

Fixed charges, as below	4,139	6,197	7,176	8,098	7,137	3,780

Total earnings, as defined	$3,024	$6,750	$(102,406)	$6,940	$(10,281)	$13,816

Fixed charges, as defined

Interest charges	$3,414	$5,399	$6,315	$7,211	$6,273	$3,096
Portion of rentals representative of interest factor	725	798	861	887	864	684

Total fixed charges, as defined	$4,139	$6,197	$7,176	$8,098	$7,137	$3,780

Ratio of earnings to fixed charges	0.73x	1.09x	N/A	0.86x	N/A	3.66x

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of the (loss)/ income before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt discount on convertible notes and an estimated interest factor on operating leases. All amounts associated with unrecognized tax benefits have been excluded.
(2)	For the year ended June 27, 2009 and June 30, 2007, earnings were insufficient to cover fixed charges by approximately $102.4 million and $10.3 million, respectively.
(3)	The amounts presented for fiscal years 2009, 2008 and 2007 reflect account balances as adjusted for the retrospective adoption of the new convertible debt accounting guidance adopted by LeCroy on June 28, 2009.